Citigroup Center

153 East 53rd Street

New York, New York 10022-4611

Andrew E. Nagel To Call Writer Directly: (212) 446-4973 anagel@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900 Dir. Fax: (212) 446-4900

May 4, 2007

By Electronic Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Michele Anderson
Ms. Cheryl Grant
Mr. Kyle Moffatt
Mr. Dean Suehiro

Re:	Citadel Broadcasting Corporation
Responses to Comments on Amendment No. 3 to Registration
Statement on Form S-4 filed on April 26, 2007
File No. 333-13957

Dear Ms. Anderson:

We are writing in response to certain oral comments that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission provided to us telephonically on April 30, 2007 regarding Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (File No. 333-139577) (“Registration Statement”) of Citadel Broadcasting Corporation, a Delaware corporation (“Citadel”). The Registration Statement relates to, among other things, the merger of a subsidiary of The Walt Disney Company, a Delaware corporation (“Disney”), with a subsidiary of Citadel.

Set forth below is a paraphrase of each of the comments of the Staff, together with responses thereto by Citadel. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which Citadel has filed with the Commission contemporaneously with the transmission of this letter.

Concurrently herewith we are providing to you under separate cover copies of Amendment No. 4 marked to show the changes made from Amendment No. 3. For your convenience, we also are supplementally providing to you a copy of Annex A to this letter marked against Annex A to our letter to the Staff dated April 26, 2007.

Chicago	Hong Kong	London	Los Angeles	Munich	San Francisco	Washington, D.C.

Securities and Exchange Commission

File No. 333-139577

May 4, 2007

The Staff orally advised us that it believes that the description of JPMorgan’s February 4, 2006 presentation should be expanded to include more information consistent with Item 4(b) of Form S-4 regarding the “certain potential value creation analyses” referenced in the description of that presentation included on page 127 of the information statement/prospectus included in Amendment No. 3. In response to the Staff’s comment, the disclosure on page 127 has been revised to reflect the revisions we discussed with the Staff.

With respect to the disclosure of the ABC Radio Business draft budget information on pages 123 and 124 of the information statement/prospectus included in Amendment No. 3, the Staff orally advised us that it believes that summary presentation of the projections is not adequate, and Citadel’s disclosure of projections should be expanded to include all material line items. The Staff further advised us that to the extent that Citadel believes that it has provided in the disclosure all material line items, Citadel should provide to the Staff a copy of the draft budget so that the Staff can assess the reasonableness of that belief.

In response to the Staff’s comment, Citadel has revised the disclosure to clarify that all material line items have been provided and that the operating income projections in the draft budget for the ABC Radio Business for the periods 2006 through 2010 reflect operating income before income taxes. Citadel has confirmed to us its belief that the disclosure on pages 123 and 124 of the ABC Radio Business draft budgets for the periods 2006 through 2010 and the 2007 fiscal year includes all material line items. Accordingly, we are providing to the Staff concurrently herewith and on a supplemental and confidential basis copies of the two draft budgets provided by management of Disney or the ABC Radio Business to Citadel that are referenced above reflecting projected results of the ABC Radio Business for the periods indicated therein.

***    ***

Citadel respectfully advises the Staff that on May 4, 2007, Disney received its requested rulings from the Internal Revenue Service (“IRS”). Disney has informed Citadel, however, that the staff of the IRS has indicated its desire to issue a separate, identical ruling addressed to ABC Radio Holdings, Inc., which ruling would be forthcoming. Accordingly, we have modified the proposed revised disclosure that we previously provided to the Staff on a supplemental basis in Annex A of our response letter dated April 26, 2007. Those revisions are reflected in the proposed revised disclosure to the subsection entitled “Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” and related sections contained on pages 2, 11-12, and 148-151 of the form of preliminary information statement/prospectus included in Amendment No. 4 and in Annex A to this letter.

In addition, we note the Staff’s prior comment to file the remaining exhibits to the Registration Statement as soon as possible and respectfully advise the Staff that Citadel has filed exhibit 5.1 and the forms of exhibits 8.1 and 8.2 and all remaining exhibits with Amendment No. 4 and intends to file the executed opinions prior to the effectiveness of the Registration Statement.

Securities and Exchange Commission

File No. 333-139577

May 4, 2007

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me by phone at (212) 446-4973 or by facsimile at (212) 446-6460 or my colleague, Laura B. Mutterperl, by phone at (212) 446-4974 or by facsimile at (212) 446-6460.

Sincerely,

/s/ Andrew E. Nagel
Andrew E. Nagel

Enclosures

cc:	Jacquelyn J. Orr, Esq., Citadel Broadcasting Corporation
Alan N. Braverman, Esq., The Walt Disney Company
Morton A. Pierce, Esq., Dewey Ballantine LLP
M. Adel Aslani-Far, Esq., Dewey Ballantine LLP
Laura B. Mutterperl, Esq., Kirkland & Ellis LLP

Securities and Exchange Commission

File No. 333-139577

May 4, 2007

Annex A

Annex A

Questions and answers, on page 2:

Q:	What are the Material United States Federal Income Tax Consequences to Citadel Stockholders and Disney Stockholders Resulting from the Spin-Off, the Merger and the Special Distribution?

A:	Disney has received and we expect ABC Radio Holdings to receive a private letter ruling from the United States Internal Revenue Service, which we refer to as the IRS. We refer to the private letter ruling that Disney has received as the Disney IRS ruling, the letter we expect ABC Radio Holdings to receive as the ABC IRS ruling, and both letters together as the IRS rulings. The ABC IRS ruling is expected to be identical to the Disney IRS ruling in all material respects. Disney and ABC Radio Holdings have received tax opinions from Dewey Ballantine LLP, and Citadel has received a tax opinion from Kirkland & Ellis LLP, regarding certain aspects of the spin-off, the merger and the special distribution. In the Disney IRS ruling, the IRS has ruled, among other things, that stockholders of Disney generally will not recognize any gain or loss for United States federal income tax purposes upon the receipt of ABC Radio Holdings common stock in the spin-off. The IRS has also ruled, and in the opinions received from Dewey Ballantine LLP and Kirkland & Ellis LLP, counsel has concluded, among other things, that stockholders of ABC Radio Holdings will not recognize gain or loss for United States federal income tax purposes upon the conversion of shares of ABC Radio Holdings common stock into shares of Citadel common stock in the merger, except to the extent of any cash received by an ABC Radio Holdings stockholder instead of a fractional share.

In addition, in the opinion received from Kirkland & Ellis LLP, counsel has concluded that the special distribution that Citadel has agreed to pay, pursuant to the merger agreement, only to pre-merger Citadel stockholders in connection with the transactions (i) will be taxable to pre-merger Citadel stockholders for United States federal income tax purposes as dividend income, to the extent paid out of Citadel’s earnings and profits as calculated for United States federal income tax purposes, and (ii) to the extent the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of basis and thereafter as gain from the sale of such stock.

The tax consequences described above may not apply to all stockholders. For further information regarding the material United States federal income tax consequences of the transactions to stockholders of Citadel and Disney and limitations relating to the IRS rulings and counsels’ opinions, please see “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 148.

Securities and Exchange Commission

File No. 333-139577

May 4, 2007

Annex A

Tax matters are very complicated and the consequences of the transactions to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Citadel and Disney stockholders are urged to consult their own tax advisors to determine their own tax consequences from the transactions.

Summary, beginning on page 11

Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution

Disney has received the Disney IRS ruling and we expect that ABC Radio Holdings will receive the ABC IRS ruling. The ABC IRS ruling is expected to be identical to the Disney IRS ruling in all material respects. In addition, Disney and ABC Radio Holdings have received tax opinions from Dewey Ballantine LLP, and Citadel has received a tax opinion from Kirkland & Ellis LLP, regarding certain aspects of the spin-off, the merger and the special distribution. In the Disney IRS ruling, the IRS has ruled, among other things, that stockholders of Disney generally will not recognize any gain or loss for United States federal income tax purposes upon the receipt of ABC Radio Holdings common stock in the spin-off. The IRS has also ruled, and in the opinions received from Dewey Ballantine LLP and Kirkland & Ellis LLP, counsel has concluded, among other things, that stockholders of ABC Radio Holdings will not recognize gain or loss for United States federal income tax purposes upon the conversion of shares of ABC Radio Holdings common stock into shares of Citadel common stock in the merger, except to the extent of any cash received by an ABC Radio Holdings stockholder instead of a fractional share.

In addition, in the opinion received from Kirkland & Ellis LLP, counsel has concluded that the special distribution that Citadel has agreed to pay, pursuant to the merger agreement, only to pre-merger Citadel stockholders in connection with the transactions (i) will be taxable to pre-merger Citadel stockholders for United States federal income tax purposes as dividend income, to the extent paid out of Citadel’s earnings and profits as calculated for United States federal income tax purposes, and (ii) to the extent the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of basis and thereafter as gain from the sale of such stock.

The tax consequences described above may not apply to all stockholders. For further information regarding the material United States federal income tax consequences of the transactions to stockholders of Citadel and Disney and limitations relating to the IRS rulings and counsels’ opinions, please see “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 148.

Tax matters are very complicated and the consequences of the transactions to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Citadel and Disney stockholders are urged to consult their own tax advisors to determine their own tax consequences from the transactions.

Securities and Exchange Commission

File No. 333-139577

May 4, 2007

Annex A

Material United States Federal Income Tax Consequences … page 146

Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution

The following discussion summarizes the material United States federal income tax consequences of the spin-off, the merger and the special distribution to Disney stockholders and Citadel stockholders. This summary is based on the Internal Revenue Code, the United States Treasury regulations promulgated under the Internal Revenue Code and interpretations of the Internal Revenue Code and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is limited to stockholders of Citadel or Disney that are United States holders. A United States holder is a beneficial owner of Citadel common stock or Disney common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

This summary does not discuss all of the United States federal income tax considerations that may be relevant to Citadel stockholders or Disney stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States federal income tax laws, such as:

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt organizations;

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Annex A

•	retirement plans;

•	financial institutions;

•	mutual funds;

•	partnerships or other pass-through entities and investors in such entities;

•	holders that hold their shares as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	holders that are subject to the alternative minimum tax; or

•	holders that acquired their shares upon the exercise of employee stock options or otherwise as compensation.

This summary is limited to holders that hold Citadel common stock, Disney common stock or ABC Radio Holdings common stock, as applicable, as a capital asset. This summary does not address any estate, gift or other non-income United States federal tax consequences or any state, local or foreign tax consequences.

THIS SUMMARY IS GENERAL IN NATURE AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. CITADEL AND DISNEY STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF, THE MERGER AND THE SPECIAL DISTRIBUTION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

The Spin-Off

Disney has received, and ABC Radio Holdings is expected to receive, a private letter ruling from the IRS in connection with the spin-off. The ABC IRS ruling is expected to be identical to the Disney IRS ruling in all material respects. The Disney IRS ruling provides, among other things, that the spin-off will qualify as a nonrecognition transaction to Disney and its stockholders under section 355(a) of the Internal Revenue Code. Although IRS rulings generally are binding on the IRS, Disney and ABC Radio Holdings will not be able to rely on their respective IRS rulings if the factual representations made to the IRS in connection with the rulings are untrue or incomplete in any material respect or if undertakings made to the IRS in connection with the rulings are not complied with. Further, the IRS has not ruled, and will not rule, on whether the spin-off satisfies certain of the requirements necessary to obtain nonrecognition treatment under section 355(a) of the Internal Revenue Code, which we refer to

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Annex A

as the No Rule Requirements. Rather, the Disney IRS rulings is, and the ABC IRS ruling will be, based upon representations by each of Disney and ABC Radio Holdings that the No Rule Requirements have been satisfied, and any inaccuracy in such representations could invalidate the ruling.

Disney and ABC Radio Holdings have received tax opinions from their counsel, Dewey Ballantine LLP, regarding certain matters relating to the spin-off that are not (in the case of ABC Radio Holdings will not be) addressed by the IRS rulings, including that the No Rule Requirements will be satisfied. It is a condition to the spin-off that the tax opinions of Dewey Ballantine LLP be reissued at the time of closing. The tax opinions of Dewey Ballantine LLP are based on, among other things, current law and certain representations by Disney, ABC Radio Holdings and Citadel. Any change in current law, which may be retroactive, or the failure of any representation to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the opinions. Moreover, the opinions are not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions.

Among other things, the Disney IRS ruling also concludes that:

•	no gain or loss will be recognized by (and no amount will be included in the income of) Disney stockholders on the receipt of the ABC Radio Holdings common stock in the spin-off;

•

the aggregate basis of the common stock of Disney and ABC Radio Holdings in the hands of a Disney stockholder after the spin-off will equal such stockholder’s aggregate basis in the common stock of Disney immediately prior to the spin-off, allocated in proportion to the fair market value of each; and

•

the holding period of the ABC Radio Holdings common stock received by a Disney stockholder in the spin-off will include the holding period of the Disney common stock on which the distribution was made.

A tax-free spin-off would become taxable to Disney (but would remain tax-free to Disney stockholders) pursuant to section 355 (e) of the Internal Revenue Code if 50% or more of the stock of either Disney or ABC Radio Holdings were acquired, directly or indirectly by certain persons (including through a direct or indirect acquisition of the stock of Citadel, as the parent of ABC Radio Holdings, after the merger), as part of a plan or series of related transactions that included the spin-off. The gain recognized by Disney, if the spin-off were taxable, likely would be very substantial. See “Risk Factors—If the transactions included in the separation do not qualify as tax-free transactions or the merger does not qualify as a tax-free reorganization for United States federal income tax purposes, then Disney and/or Disney stockholders may be

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Annex A

responsible for the payment of United States federal income and other taxes” beginning on page 25. The tax sharing and indemnification agreement will restrict Citadel and its affiliates from taking certain actions (tainting acts) that could jeopardize the tax-free status of the spin-off, and will require Citadel to indemnify Disney against tax-related losses to Disney that arise as a result of tainting acts by Citadel or its affiliates. See “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 186, “Risk Factors—Citadel will be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the separation” on page 27 and “Risk Factors—Citadel may be required to indemnify Disney for taxes resulting from acts prohibited by the tax sharing and indemnification agreement” beginning on page 27. If Disney recognizes gain on the spin-off for reasons not related to a tainting act by Citadel or its affiliates, Citadel would not be required to indemnify Disney under the tax sharing and indemnification agreement.

The Merger

Disney has received, and ABC Radio Holdings is expected to receive, a private letter ruling from the IRS in connection with the merger to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. The ABC IRS ruling is expected to be identical to the Disney IRS ruling in all material respects. In addition, Disney and ABC Radio Holdings have received tax opinions from their counsel, Dewey Ballantine LLP, and Citadel has received a tax opinion from its counsel, Kirkland & Ellis LLP, to the same effect as the IRS rulings. These opinions are attached as exhibits to the registration statement on Form S-4 of which this information statement/prospectus is a part and will be reissued at the time of closing. The opinions are based on the IRS rulings, and the opinions as well as the IRS rulings are based on (in the case of the ABC IRS ruling will be based on), among other things, current law and certain representations by Disney, ABC Radio Holdings and Citadel. Any change in current law, which may be retroactive, or the failure of any representation to be true, correct and complete in all material respects, could adversely affect the conclusions reached by the IRS in its rulings or by counsel in their opinions.

The Disney IRS ruling also concludes that:

•

no gain or loss will be recognized by an ABC Radio Holdings stockholder on the exchange of ABC Radio Holdings common stock solely for Citadel common stock in the merger (including any fractional share interest to which the shareholder would be entitled);

•

the aggregate basis in the hands of an ABC Radio Holdings stockholder of the Citadel common stock received in the merger (including any fractional share interest to which the shareholder would be entitled) will equal the aggregate basis of the ABC Radio Holdings common stock exchanged;

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Annex A

•

the holding period an ABC Radio Holdings stockholder will have for Citadel common stock received in the merger (including any fractional share interest to which the shareholder would be entitled) will include the holding period in the ABC Radio Holdings common stock exchanged therefor; and

•

an ABC Radio Holdings stockholder receiving cash instead of a fractional share of Citadel common stock will recognize capital gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share.

Gain or loss recognized with respect to cash received instead of a fractional share will constitute long-term capital gain or loss if the holding period in the ABC Radio Holdings common stock converted in the merger (determined as described above) exceeds 12 months as of the date of the merger. The deductibility of capital losses is limited.

The Special Distribution

Citadel has agreed to make a special distribution to its pre-merger stockholders pursuant to the merger agreement. In connection with the special distribution, Citadel has received a tax opinion from Kirkland & Ellis LLP, which is attached as an exhibit to the registration statement on Form S-4 of which this information statement/prospectus is a part, to the effect that:

•

the special distribution will be treated as dividend income to pre-merger Citadel stockholders, to the extent paid out of Citadel’s current or accumulated earnings and profits (as determined under United States federal income tax principles); and

•

to the extent, if any, that the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the stockholder’s tax basis in its shares of Citadel common stock until such basis is reduced to zero, and thereafter as gain from the sale of such stock.

The special distribution may be considered an “extraordinary” dividend, under certain United States federal income tax rules relating to extraordinary distributions by corporations, depending on the facts and circumstances of the stockholder. Treatment of the special distribution as extraordinary may affect a corporate stockholder’s tax basis in its shares of Citadel common stock or result in gain being recognized with respect to such stock and, with respect to an individual stockholder, may affect the tax characterization of a sale of his or her shares of Citadel common stock. Thus, each stockholder is strongly urged to consult with its, his or her own tax advisor regarding the specific tax treatment of the special distribution, including all applicable state, local, foreign and United States federal tax considerations.

Securities and Exchange Commission

File No. 333-139577

May 4, 2007

Annex A

Backup Withholding Tax, Information Reporting and Record Keeping

Non-corporate holders may be subject to information reporting and backup withholding tax on cash payments received in lieu of fractional shares, in the case of Disney stockholders, or the special distribution, in the case of Citadel stockholders. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding tax or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder timely furnishes the required information to the IRS. Treasury regulations require all stockholders to retain records regarding the amount, basis and fair market value of property they receive in the spin-off or the merger. In connection with the merger, temporary Treasury regulations require each “significant holder” (for example, an ABC Radio Holdings stockholder that holds 1% or more, by vote or value, of ABC Radio Holdings’ common stock immediately before the merger) to include a statement setting forth certain information regarding the merger with such stockholder’s federal income tax return.